[Letterhead of Simpson Thacher & Bartlett LLP]
March 11, 2025
Via EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Raymond Be
Re:    Prospect Capital Corporation
Preliminary Proxy Statement on Schedule 14A
Dear Mr. Be:
Thank you for your oral comments on March 6, 2025 regarding your review of the preliminary proxy statement on Schedule 14A filed by Prospect Capital Corporation (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2025 (the “Preliminary Proxy Statement”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Your oral comments are summarized in bold, followed by the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.
1.Comment: The last two sentences in the paragraph relating to broker-non votes on Page 3 appear to conflict. Please reconcile this.
Response:
The Company will respectfully amend its disclosure as follows, with the changes highlighted in italics.
Broker non-votes occur when shares are held by brokers or nominees, typically in “street name,” for which proxies have been returned but (a) voting instructions have not been received from the beneficial owners or persons entitled to vote, (b) the broker or nominee does not have discretionary voting power or elects not to exercise discretion on a particular matter and (c) the shares are present at the meeting. Because there is only one proposal at the Special Meeting and the Company does not expect brokers to have discretionary voting authority on that proposal, the Company does not expect any broker-represented shares for which voting instructions have not been received to be present at the Special Meeting, and therefore the Company does not expect there to be any “broker-non-votes” at the Special Meeting.

2.Comment: On page 6, the sentence says, “It should be further noted that, theoretically, the Company may offer up to 25% of its then outstanding common stock each day”. Please clarify what this sentence means. That is, although each offering is limited to 25%, the company may do an unlimited number of offerings.

Response: The Company will respectfully amend its disclosure as follows, with the changes highlighted in italics.
The maximum number of shares salable below NAV on any given date pursuant to this authority that could result in dilution to stockholders is limited to 25% of the Company’s then outstanding common stock immediately prior to such sale. It should be further noted that, theoretically, the Company may offer up to 25% of its then outstanding common stock each day and may do an unlimited number of offerings.

Please call me at 617-778-9001 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Kenneth Burdon
Kenneth Burdon

cc:	Russell Wininger, Prospect Capital Corporation Kristin Van Dask, Prospect Capital Corporation Stephen Forster, Simpson Thacher & Bartlett LLP

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